SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

Amarin Corporation plc
(Name of Issuer)

Ordinary Shares, 50 pence par value per share
(Title of Class of Securities)

02311107
(CUSIP Number)

Fountain Healthcare Partners Fund 1, L.P.
Guild House, 4th Floor
Guild Street, IFSC
Dublin 1, Ireland
T: +353 1 5225100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 29, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 2401.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 02311107	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Fountain Healthcare Partners Fund 1, L.P. (“Fountain”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8
SHARED VOTING POWER
2,616,791*, which are directly owned by Fountain.  Fountain Healthcare Partners Ltd. (“Fountain Partners”), the general partner of Fountain, and each of Manus Rogan (“Rogan”), a managing partner of Fountain Partners, Aidan King (“King”), a managing partner of Fountain Partners, Ena Prosser (“Prosser”), a partner of Fountain Partners, and Justin Lynch (“Lynch”), a venture partner and chief financial officer of Fountain Partners, may be deemed to have shared voting power.

	9	SOLE DISPOSITIVE POWER 0
10
SHARED DISPOSITIVE POWER
2,616,791*, which are directly owned by Fountain.  Fountain Partners, the general partner of Fountain, and each of Rogan, a managing partner of Fountain Partners, King, a managing partner of Fountain Partners, Prosser, a partner of Fountain Partners, and Lynch, a venture partner and chief financial officer of Fountain Partners, may be deemed to have shared dispositive power.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,616,791*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%**
14	TYPE OF REPORTING PERSON (See Instructions) PN
* Includes 2,500,000 Ordinary Shares represented by American Depositary Shares (“ADSs”), which are issuable upon exercise of outstanding, currently exercisable warrants of the Issuer owned of record by Fountain.
** Based on 101,301,982 Ordinary Shares outstanding, calculated as follows: 98,801,982 Ordinary Shares as of June 25, 2010, as reported by the Issuer in its Annual Report on Form 20-F for the year ended December 31, 2009, and 2,500,000 Ordinary Shares represented by the ADSs issuable upon exercise of outstanding, currently exercisable warrants owned of record by Fountain.

SCHEDULE 13D

CUSIP NO. 02311107	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS Fountain Healthcare Partners Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8
SHARED VOTING POWER
2,616,791*, which are directly owned by Fountain.  Fountain Partners, the general partner of Fountain, and each of Rogan, a managing partner of Fountain Partners, King, a managing partner of Fountain Partners, Prosser, a partner of Fountain Partners, and Lynch, a venture partner and chief financial officer of Fountain Partners, may be deemed to have shared voting power.

	9	SOLE DISPOSITIVE POWER 0
10
SHARED DISPOSITIVE POWER
2,616,791*, which are directly owned by Fountain.  Fountain Partners, the general partner of Fountain, and each of Rogan, a managing partner of Fountain Partners, King, a managing partner of Fountain Partners, Prosser, a partner of Fountain Partners, and Lynch, a venture partner and chief financial officer of Fountain Partners, may be deemed to have shared dispositive power.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,616,791*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%**
14	TYPE OF REPORTING PERSON (See Instructions) OO
* Includes 2,500,000 Ordinary Shares represented by ADSs, which are issuable upon exercise of outstanding, currently exercisable warrants of the Issuer owned of record by Fountain].
** Based on 101,301,982 Ordinary Shares outstanding, calculated as follows: 98,801,982 Ordinary Shares as of June 25, 2010, as reported by the Issuer in its Annual Report on Form 20-F for the year ended December 31, 2009, and 2,500,000 Ordinary Shares represented by the ADSs issuable upon exercise of outstanding, currently exercisable warrants owned of record by Fountain.

SCHEDULE 13D

CUSIP NO. 02311107	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS Manus Rogan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8
SHARED VOTING POWER
2,616,791*, which are directly owned by Fountain.  Fountain Partners, the general partner of Fountain, and each of Rogan, a managing partner of Fountain Partners, King, a managing partner of Fountain Partners, Prosser, a partner of Fountain Partners, and Lynch, a venture partner and chief financial officer of Fountain Partners, may be deemed to have shared voting power.

	9	SOLE DISPOSITIVE POWER 0
10
SHARED DISPOSITIVE POWER
2,616,791*, which are directly owned by Fountain.  Fountain Partners, the general partner of Fountain, and each of Rogan, a managing partner of Fountain Partners, King, a managing partner of Fountain Partners, Prosser, a partner of Fountain Partners, and Lynch, a venture partner and chief financial officer of Fountain Partners, may be deemed to have shared dispositive power.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,616,791*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%**
14	TYPE OF REPORTING PERSON (See Instructions) IN
* Includes 2,500,000 Ordinary Shares represented by ADSs, which are issuable upon exercise of outstanding, currently exercisable warrants of the Issuer owned of record by Fountain.
** Based on 101,301,982 Ordinary Shares outstanding, calculated as follows: 98,801,982 Ordinary Shares as of June 25, 2010, as reported by the Issuer in its Annual Report on Form 20-F for the year ended December 31, 2009, and 2,500,000 Ordinary Shares represented by the ADSs issuable upon exercise of outstanding, currently exercisable warrants owned of record by Fountain.

SCHEDULE 13D

CUSIP NO. 02311107	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS Aidan King
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8
SHARED VOTING POWER
2,616,791*, which are directly owned by Fountain.  Fountain Partners, the general partner of Fountain, and each of Rogan, a managing partner of Fountain Partners, King, a managing partner of Fountain Partners, Prosser, a partner of Fountain Partners, and Lynch, a venture partner and chief financial officer of Fountain Partners, may be deemed to have shared voting power.

	9	SOLE DISPOSITIVE POWER 0
10
SHARED DISPOSITIVE POWER
2,616,791*, which are directly owned by Fountain.  Fountain Partners, the general partner of Fountain, and each of Rogan, a managing partner of Fountain Partners, King, a managing partner of Fountain Partners, Prosser, a partner of Fountain Partners, and Lynch, a venture partner and chief financial officer of Fountain Partners, may be deemed to have shared dispositive power.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,616,791*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%**
14	TYPE OF REPORTING PERSON (See Instructions) IN
* Includes 2,500,000 Ordinary Shares represented by ADSs, which are issuable upon exercise of outstanding, currently exercisable warrants of the Issuer owned of record by Fountain.
** Based on 101,301,982 Ordinary Shares outstanding, calculated as follows: 98,801,982 Ordinary Shares as of June 25, 2010, as reported by the Issuer in its Annual Report on Form 20-F for the year ended December 31, 2009, and 2,500,000 Ordinary Shares represented by the ADSs issuable upon exercise of outstanding, currently exercisable warrants owned of record by Fountain.

SCHEDULE 13D

CUSIP NO. 02311107	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS Ena Prosser
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8
SHARED VOTING POWER
2,616,791*, which are directly owned by Fountain.  Fountain Partners, the general partner of Fountain, and each of Rogan, a managing partner of Fountain Partners, King, a managing partner of Fountain Partners, Prosser, a partner of Fountain Partners, and Lynch, a venture partner and chief financial officer of Fountain Partners, may be deemed to have shared voting power.

	9	SOLE DISPOSITIVE POWER 0
10
SHARED DISPOSITIVE POWER
2,616,791*, which are directly owned by Fountain.  Fountain Partners, the general partner of Fountain, and each of Rogan, a managing partner of Fountain Partners, King, a managing partner of Fountain Partners, Prosser, a partner of Fountain Partners, and Lynch, a venture partner and chief financial officer of Fountain Partners, may be deemed to have shared dispositive power.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,616,791*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%**
14	TYPE OF REPORTING PERSON (See Instructions) IN
* Includes 2,500,000 Ordinary Shares represented by ADSs, which are issuable upon exercise of outstanding, currently exercisable warrants of the Issuer owned of record by Fountain.
** Based on 101,301,982 Ordinary Shares outstanding, calculated as follows: 98,801,982 Ordinary Shares as of June 25, 2010, as reported by the Issuer in its Annual Report on Form 20-F for the year ended December 31, 2009, and 2,500,000 Ordinary Shares represented by the ADSs issuable upon exercise of outstanding, currently exercisable warrants owned of record by Fountain.

SCHEDULE 13D

CUSIP NO. 02311107	Page 7 of 10 Pages

1	NAMES OF REPORTING PERSONS Justin Lynch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8
SHARED VOTING POWER
2,616,791*, which are directly owned by Fountain. Fountain Partners, the general partner of Fountain, and each of Rogan, a managing partner of Fountain Partners, King, a managing partner of Fountain Partners, Prosser, a partner of Fountain Partners, and Lynch, a venture partner and chief financial officer of Fountain Partners, may be deemed to have shared voting power.

	9	SOLE DISPOSITIVE POWER 0
10
SHARED DISPOSITIVE POWER
2,616,791*, which are directly owned by Fountain. Fountain Partners, the general partner of Fountain, and each of Rogan, a managing partner of Fountain Partners, King, a managing partner of Fountain Partners, Prosser, a partner of Fountain Partners, and Lynch, a venture partner and chief financial officer of Fountain Partners, may be deemed to have shared dispositive power.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,616,791*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%**
14	TYPE OF REPORTING PERSON (See Instructions) IN
* Includes 2,500,000 Ordinary Shares represented by ADSs, which are issuable upon exercise of outstanding, currently exercisable warrants of the Issuer owned of record by Fountain.
** Based on 101,301,982 Ordinary Shares outstanding, calculated as follows: 98,801,982 Ordinary Shares as of June 25, 2010, as reported by the Issuer in its Annual Report on Form 20-F for the year ended December 31, 2009, and 2,500,000 Ordinary Shares represented by the ADSs issuable upon exercise of outstanding, currently exercisable warrants owned of record by Fountain.

SCHEDULE 13D

CUSIP NO. 02311107	Page 8 of 10 Pages

Explanatory Note:

This Amendment No. 4 to Schedule 13D (the “Amendment”) amends and supplements the Schedule 13D initially filed on July 8, 2009, as amended on July 27, 2009, October 27, 2009, and November 5, 2010 (as amended, the “Schedule 13D”), on behalf of Fountain Healthcare Partners Fund 1, L.P. (“Fountain”), Fountain Healthcare Partners Ltd., the general partner of Fountain (“Fountain Partners”), and each of Manus Rogan, a managing partner of Fountain Partners (“Rogan”), Aidan King, a managing partner of Fountain Partners (“King”), Ena Prosser, a partner of Fountain Partners (“Prosser”), and Justin Lynch, a venture partner and chief financial officer of Fountain Partners (“Lynch”, and, collectively, the “Fountain Reporting Persons”) and certain other reporting persons (collectively, the “Other Reporting Persons”) relating to the beneficial ownership of American Depositary Shares (“ADSs”) of ordinary shares, 50 pence par value per share (the “Ordinary Shares”) of Amarin Corporation plc (the “Issuer”).  This Amendment is being filed solely by the Fountain Reporting Persons to update the information relating to the Fountain Reporting Persons contained in the Schedule 13D.  This Amendment does not update any information relating to the Other Reporting Persons except to the extent that the Fountain Reporting Persons are aware of changes in ownership by such other persons as the result of Section 13 filings with the Securities and Exchange Commission.  Except as set forth below, this Amendment does not supplement, restate or amend any of the other information disclosed in the Schedule 13D.  Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Schedule 13D.

As the Fountain Reporting Persons no longer beneficially own, in the aggregate, greater than five percent (5%) of the Issuer’s Ordinary Shares outstanding, this Amendment No. 4 constitutes an “exit filing,” and the Fountain Reporting Persons do not intend to file any further updates or amendments to the Schedule 13D unless they again own greater than five percent (5%) of the Issuer’s Ordinary Shares.

Item 5.                        Interest in Securities of the Issuer.

Items 5(a) and (b) of the Schedule 13D are amended to amend and restate the references to Rows 7-11 and 13 of the cover page for each Fountain Reporting Person as follows:

See rows 7-11 and 13 of the cover page filed with this Amendment for each Fountain Reporting Person.  The percentage listed in Row 13 for each Fountain Reporting Person was calculated based upon 98,801,982 outstanding Ordinary Shares as of June 25, 2010, as reported by the Issuer in its Annual Report on Form 20-F for the year ended December 31, 2009, and 2,500,000 Ordinary Shares represented by ADSs issuable upon exercise of outstanding, currently exercisable warrants owned of record by Fountain.

Item 5(c) of the Schedule 13D is amended to add the following information regarding the Fountain Reporting Persons:

Since the most recent filing of the Schedule 13D, Fountain has disposed of 1% or more of the Issuer’s Ordinary Shares pursuant to a Rule 10b5-1 trading plan adopted by Fountain on September 16, 2010.

SCHEDULE 13D

CUSIP NO. 02311107	Page 9 of 10 Pages

Item 5(e) of the Schedule 13D is amended to add the following information regarding the Fountain Reporting Persons:

As of the date of this filing, the Fountain Reporting Persons are no longer the direct beneficial owner of more than five percent (5%) of the Issuer’s Ordinary Shares.

Item 7.                        Materials to be Filed as Exhibits.

Exhibit No.	Description:

Exhibit E
Agreement of Joint Filing among Fountain Partners Healthcare Fund 1, L.P., Fountain Healthcare Partners Ltd., Manus Rogan, Aidan King, Ena Prosser and Justin Lynch, dated November 3, 2010 (incorporated by reference to Exhibit E to the Fountain Reporting Persons’ Amendment No. 3 to Schedule 13D filed on November 5, 2010).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

December 9, 2010

FOUNTAIN HEALTHCARE PARTNERS FUND 1, L.P.
By:	Fountain Healthcare Partners Ltd.,
an Irish Limited Company
Its: General Partner

/s/ Justin Lynch
(Signature)

Justin Lynch, CFO
(Name and Title)

FOUNTAIN HEALTHCARE PARTNERS LTD.
an Irish Limited Company

/s/ Justin Lynch
(Signature)

Justin Lynch, CFO
(Name and Title)

MANUS ROGAN

/s/ Manus Rogan
(Signature)

AIDAN KING

/s/ Aidan King
(Signature)

ENA PROSSER

/s/ Ena Prosser
(Signature)

JUSTIN LYNCH

/s/ Justin Lynch
(Signature)

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (see 18 U.S.C. 1001).